

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

Mr. Paul T. Porrini, Esq.
Executive Vice President, General Counsel and Secretary
YuMe, Inc.
1204 Middlefield Road
Redwood City, CA 94063

Re: YuMe, Inc.
Draft Registration Statement on Form S-1
Filed April 3, 2013
File No. 377-00142

Dear Mr. Porrini:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review.

2. As soon as practicable, please furnish us with a statement as to whether the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

3. We encourage you to file all exhibits with your next amendment. We must review these documents before the registration statement is declared effective, and we may have additional comments.

4.   Please provide us with copies of any additional artwork you intend to include on the inside front and/or inside back cover pages of the prospectus. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

5.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

6.   Provide us with copies of any industry analysis that you cite or upon which you rely, including, but not limited to, information from the sources referenced under Market, Industry And Other Data on page 34. Please highlight the specific portions that you are relying upon so that we can reference them easily.

7.   The prospectus contains terms of art and acronyms. Examples of terms of art include "brand advertising," "in-stream video advertising impressions," "cost per thousand impressions," "machine-learning technology," "unique viewers," "brand awareness," "message recall," "brand favorability" and "purchase intent." Examples of acronyms include "SDKs," "PQI," "CPM" and "YFP." These examples are not exhaustive. Please clearly define and explain the relevance of each term of art. Consider adding a Conventions section that lists and defines the terms of art and acronyms.

8.   Please provide objective support for each assertion in the Prospectus Summary and Business sections regarding the company's services, products and market conditions. Also make clear upon what standard or measure you base your claims. For example, provide support for your statements that your technologies allow advertisers to "efficiently find and target large, brand receptive audiences," that you have built "comprehensive software solutions augmented with specialized data to deliver superior brand performance for advertisers," that you have "developed sophisticated data-science capabilities," that your solutions allow you to "deliver the right ad to the right audience at the right time" and that you "generate results that are relevant to brand advertisers such as brand awareness, message recall, brand favorability and purchase intent." These are just examples. To the extent that you do not have independent support for these statements, please disclose the bases for these beliefs.

Prospectus Summary

Our Company, page 1

9.   In the forepart of the prospectus summary, make clear that you primarily act as an intermediary between advertisers/advertising agencies and online and mobile website and application owners. Clarify that advertisers or their representative advertising agencies submit ad insertion orders to you which you fulfill by delivering digital video advertisements on partner websites and applications whose owners have made ad requests.

10.   We note the statements that you are a "leading independent provider of digital video brand advertising solutions." Please expand your disclosure to clarify the measure by which you have determined your competitive position.

11.   Please clarify the context in which the video advertisements you place run. Indicate whether ad placements run solely in conjunction with video content viewed online, such as video clips a user chooses to view or shows streamed online, or whether ads you distribute also appear during traditional webpage viewing outside of watching video.

12.   Revise to clearly explain how you administer your technologies and solutions. For example, explain the interaction between the products you license to digital media owners and the measurement tools used to determine ad placements.

13.   If accurate, explain that your operating results materially depend on negotiations with two constituencies, advertisers and their respective agencies for the payment received to distribute their video ads and digital media property owners for your percentage interest in that payment.

The YuMe Solution, page 3

14.   Revise to clarify how your ads are user-initiated and prominent.

Risk Factors

Risks Related to Our Business and Our Industry

We depend on a single customer and a single advertiser for a substantial portion of our revenue, page 12

15.   Please quantify the percentage of the financial value of the contract that Omnicom Media Group may cancel for any reason upon prior written notice.

We operate in a highly competitive industry, and we may not be able to compete successfully, page 13

16.   We note the statement "[s]ome large advertising agencies, which may represent our current customers, have their own relationships with digital media properties…" Please revise your disclosure to clarify the ambiguity about whether large advertising agencies represent your current customers.

We depend on the proliferation of digital video advertisements…, page 16

17.   Supplement the information in this risk factor by explaining how users may opt out of having their data collected by the tools you utilize. For example, explain whether and how users can prevent the collection of information by your SDKs. Tell us whether measures to prevent the placement of cookies impact your business. We note that Apple Inc.'s safari browser does not accept third-party cookies as a default and that Mozilla Corporation and Microsoft, Inc. have announced plans to adopt similar defaults in future versions of their web browsers.

Our business practices with respect to data could give rise to liabilities…, page 17

18.   You state that federal, state and international laws "may" govern the data specific aspects of your business. If accurate, clarify this statement to indicate that federal, state and international laws do govern the data specific aspects of your business, but that the applicability of specific laws may be unclear in some cases.

Any inability to deliver successful digital video advertising campaigns due to technological challenges…, page 20

19.   Please address any historical experiences you have had with the risks identified in this risk factor.

If our pricing model is not accepted by our advertisers, we could lose customers and our revenue could decline, page 21

20.   Your disclosure indicates that you "are typically paid on a cost per thousand impressions, or CPM, basis." Please clarify what an "impression" consists of. Disclose other metrics, such as cost per engagement, that are used within your industry to determine payments to digital video brand advertising solutions providers. Compare the benefits and drawbacks of each pricing convention.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations,

Results of Operations, page 47

21.   Please discuss net income (loss) for each period.

22.   In each of the period to period comparisons describe the underlying factors that led to changes in average revenue per customer.

23.   In each of the period to period revenue comparisons please also quantify the number of advertising agencies through which ad insertion orders were placed as well as the percentage of customers that placed ad insertion orders directly compared to through advertising agencies.

Years Ended December 31, 2011 and 2012

Cost of revenue and Gross profit, page 48

24.   Please elaborate as to why traffic acquisition costs decreased from 54.8% of revenues in fiscal 2011 to 46.5% of revenues in fiscal 2012. We note that traffic acquisition costs as a percentage of revenues remained relatively constant in fiscal 2010 and 2011 and your expectation that cost of revenues, including traffic acquisition costs, will remain relatively constant as a percentage of revenue in the near term.

Liquidity and Capital Resources, page 52

25.   Revise the statement "we believe our existing cash and cash equivalents balance, together with availability under our existing credit facility, will be sufficient to meet our working capital requirements for at least the next 12 months" to account for the expiration of your credit facility in April 2013. Disclose that you were not in compliance with certain non-financial covenants relating to the credit agreement and the Loan and Security Agreement as of December 31, 2012 and describe the nature of the non-compliance.

26.   Discuss and quantify the additional costs you expect to incur as a reporting company. Also address this issue within your Risk Factors disclosure.

Business, page 65

27.   Here and throughout the prospectus clearly explain the differentiation made between "brand advertising," "digital video advertising" and other forms of online advertising. For example, on page 66 clarify the other types of advertising that accounted for 61% of spending on online advertising in 2011. As another example, elaborate further the differences between direct response and other traditional online advertising technologies compared to brand advertising.

The Challenges Facing Brand Advertisers, page 68

Paul T. Porrini, Esq.
YuMe, Inc.
April 23, 2013
Page 6

28.   Tell us whether increased viewing of video on devices with smaller screens presents any problems to your business. Please also explain whether the complexity of digital video brand advertising and/or your products and solutions, as compared to traditional media advertising, detrimentally affects adoption of your services. Supplement your disclosure as necessary.

The YuMe Solution, page 69

Aggregate large fragmented audiences, page 69

29.   Revise to more fully explain how you aggregate fragmented audiences across various digital media properties. Explain whether the advertising campaigns you facilitate are generally targeted to multiple/numerous websites or if your tools identify the most compatible site or two to advertise on. If applicable, address any negative implications, logistical or otherwise, of conducting a campaign over multiple/numerous websites.

Measure and optimize campaigns based on brand metrics, page 70

30.   Please explain how your YuMe SDKs can decipher seemingly objective data such as brand awareness, message recall, brand favorability and purchase intent.

Our YFP Products, page 74

31.   Disclose whether digital media properties must license your products in order for you to act as an intermediary. If accurate, explain that your Core Technologies, as described on pages 72 through 74, are administered through your licensed YFP products. Detail whether you charge digital media properties for the licensure of your products. Finally, explain how you deliver ad impressions outside of through your YuMe SDKs. We note the statement on page 70 that "[d]uring 2012, 85% of the ad impressions [you] served were delivered through [your] YuMe SDKs."

Our Relationships with Digital Media Property Owners, page 76

32.   Please briefly describe the efforts you take to recruit and retain digital media property owners.

Certain Relationships And Related Person Transactions, page 94

33.   Disclose the related party transaction described under Note 16 to your financial statements (Page F-38) or explain why disclosure is not required by Item 404 of Regulation S-K.

Investor Rights Agreement, page 94

34.   Please remove language which qualifies the discussion of the amended and restated
        investor rights agreement by the full text of the agreement. Your discussions should
        cover all material aspects of the agreement.

YuMe, Inc. Financial Statements for Year Ended December 31, 2012

Note 4. Acquisitions, Crowd Science, Inc., pages F-18 and F-19

35.   Please tell us and disclose the basis for your fair valuing of the 2,000,000 share of Series
        D-1 preferred stock valued at $3.3 million in the acquisition of Crowd Science, Inc.

Note 9. Borrowings, page F-23

36.   Please tell us your basis in the accounting literature for treating the value of the warrants
        issued to Silicon Valley Bank (SVB) as a debt discount and how changes in the fair value
        of these warrants is reported in the financial statements. The disclosure indicates the
        warrants were received in connection with Loan and Security Agreement, but not as a
        condition.

Underwriting, page 113

37.   We note the sentence "[i]f all the shares are not sold at the initial offering price, the
        underwriters may change the offering price and the other selling terms." Please explain
        how the company will comply with Rule 430A if the offering price to investors will vary.

Item 16. Exhibits and Financial Statement Schedules, page II-3

38.   Please file your credit facility agreement and the Loan and Security Agreement with
        Silicon Valley Bank as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Robert Shapiro, Staff Accountant at (202) 551-3273 or Robert S. Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor at (202) 551-3458 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Mr. Larry Spirgel
Assistant Director